ATLAS AMERICA, INC.

Westpointe Corporate Center One

1550 Coraopolis Heights Road

Moon Township, PA 15108

August 20, 2009

VIA EDGAR AND FACSIMILE

H. Christopher Owings

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Atlas America, Inc.
Registration Statement on Form S-4 (File No. 333-160059)

Dear Mr. Owings:

Atlas America, Inc., a Delaware corporation (the “Registrant”), hereby requests that the effectiveness under the U.S. Securities Act of 1933, as amended, of the above-captioned Registration Statement on Form S-4, as amended, be accelerated to 5:00 p.m. on August 21, 2009, or as soon thereafter as practicable.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact David K. Lam at (212) 403-1394 or Rachel A. Wilson at (212) 403-1376 of Wachtell, Lipton, Rosen & Katz with any questions you may have concerning this request. In addition, please notify Mr. Lam or Ms. Wilson when this request for acceleration has been granted.

Sincerely,

Atlas America, Inc.

By:	/s/ Lisa Washington
Lisa Washington
Chief Legal Officer and Secretary